UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67718 / August 23, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14936

_____

In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
QIAO XING UNIVERSAL	:	REVOKING REGISTRATIONS BY
RESOURCES, INC., and	:	DEFAULT
QIAO XING MOBILE	:	
COMMUNICATION CO., LTD.	:	

_____

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on July 5, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Qiao Xing Universal Resources, Inc. (Qiao Xing Universal), and Qiao Xing Mobile Communication Co., Ltd. (Qiao Xing Mobile), are British Virgin Islands corporations, with principal executive offices in the People's Republic of China (China), that failed to file with the Commission annual reports on Form 20-F for the year ended December 31, 2011, in violation of Section 13(a) of the Exchange Act and Rule 13a-1 thereunder.

On August 2, 2012, the Division of Enforcement (Division) filed a Declaration of Carlisle E. Perkins to Assist Secretary with Record of Service, representing that due to the difficulties and delays inherent in perfecting service in China, the Division elected to serve Respondents by alternative methods. Decl., p. 1. The Division sent the OIP via UPS to each Respondent's registered office or agent in the British Virgin Islands, which does not object to service by mail, and delivery was accomplished by July 20, 2012.[1] Id., pp. 3-5.

I held a telephonic prehearing conference on August 21, 2012, at which neither Respondent appeared. At the conference, I found the Division's method of service was reasonably calculated to give notice of this proceeding and, accordingly, service was effected on each Respondent by July 20, 2012. See 17 C.F.R. § 201.141(a)(2)(iv). To date, neither Respondent has filed an Answer, which was due within ten days after service of the OIP. See OIP at 3; 17 C.F.R. § 201.220(b).

---

[1] The Division also sent the OIP via U.S. Postal Service Express Mail to Qiao Xing Universal's "agent for service of process in the United States," as identified in the company's most recent annual report filed with the Commission. Decl., pp. 2-3. The OIP was delivered on July 16, 2012; however, the identified individual represented that Qiao Xing Universal had not retained him to serve as its agent. Id., p. 3.

Each Respondent is in default because it failed to file an Answer, appear at the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I deem the following allegations of the OIP to be true.

Qiao Xing Universal (CIK No. 0001051846) is a British Virgin Islands corporation with principal executive offices located in China. It was formed on December 6, 1994. Until April 6, 2009, Qiao Xing Universal made and sold telecommunication terminals and equipment. From then until the present, it has been in the mineral resources industry and claims to be a leading player in the molybdenum-mining industry. Qiao Xing Universal's stock traded on NASDAQ until it was halted on April 16, 2012, and suspended on May 10, 2012. The company's stock is currently traded in the over-the-counter market under the symbol XINGF and closed at $0.18 a share on May 10, 2012. Qiao Xing Universal failed to file an annual report on Form 20-F for the year ended December 31, 2011, containing audited financial statements because its former independent auditor resigned before the completion of its audit. It has not filed a periodic report since July 15, 2011.

Qiao Xing Mobile (CIK No. 0001386607) is also a British Virgin Islands corporation with principal executive offices located in China. It was formed on January 31, 2002. Qiao Xing Mobile manufactures and sells mobile handsets. The company's common stock was listed on the NYSE from May 3, 2007, until its trading was halted on May 2, 2012. The NYSE issued a delisting letter on May 17, 2012, and suspended trading in Qiao Xing Mobile's stock on May 18, 2012. Qiao Xing Mobile's stock now trades in the over-the-counter market under the symbol QXMCF and closed at $0.15 a share on May 18, 2012. Qiao Xing Mobile is a controlled company as defined by the NYSE because Qiao Xing Universal owns more than 50% of its voting power. Qiao Xing Mobile failed to file an annual report on Form 20-F for the year ended December 31, 2011, containing audited financial statements because its former independent auditor resigned before the completion of its audit. It has not filed a periodic report since June 30, 2011.

Section 13(a) of the Exchange Act and Rule 13a-1 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports. 17 C.F.R. § 240.13a-1.

As a result of the foregoing, each Respondent has failed to comply with Section 13(a) of the Exchange Act and Rule 13a-1 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each Respondent's registered securities.

ORDER

It is ORDERED, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Qiao Xing Universal Resources, Inc., and Qiao Xing Mobile Communication Co., Ltd., is revoked.

_____
Cameron Elliot
Administrative Law Judge